--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                   FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

                  For the fiscal year ended December 31, 2000

[] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from         to

                         Commission File Number 1-13565

                             GROUPMAC SAVINGS PLAN
                            (Full title of the plan)

                         ENCOMPASS SERVICES CORPORATION
                          3 Greenway Plaza, Suite 2000
                              Houston, Texas 77046
   (Name of issuer of securities held pursuant to the planand address of its principal executive office)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             GROUPMAC SAVINGS PLAN

                       Financial Statements and Schedules

                           December 31, 2000 and 1999

                  (With Independent Auditors' Report Thereon)

                             GROUPMAC SAVINGS PLAN

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Independent Auditors' Report...............................................   1

Statements of Net Assets Available for Plan Benefits.......................   2

Statement of Changes in Net Assets Available for Plan Benefits.............   3

Notes to Financial Statements..............................................   4

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)..............   8

Line 4j--Schedule of Reportable Transactions...............................  13

   Schedules not listed above are omitted because of the absence of conditions under which they are required.

                          INDEPENDENT AUDITORS' REPORT

To the Compensation Committee of the
 Board of Directors of Encompass Services Corporation:

   We have audited the accompanying statements of net assets available for plan benefits of the GroupMAC Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999 and the changes in net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

   Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule H, Line 4i--Schedule of Assets (Held at End of Year) and Line 4j--Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Houston, Texas
June 26, 2001

                             GROUPMAC SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           December 31, 2000 and 1999

                                                        December 31,  December
                                                            2000      31, 1999
                                                        ------------ -----------
Assets:
  Pooled separate accounts............................. $216,240,670  76,682,981
  Guaranteed income fund...............................   68,963,001  16,734,756
  Common stock.........................................    6,393,347   1,789,639
  Self-directed accounts...............................    2,353,108   2,383,557
  Participant loans receivable.........................    7,181,446   2,302,087
                                                        ------------ -----------
      Total investments................................  301,131,572  99,893,020
  Receivables:
    Employer's contribution............................    4,357,730   1,390,648
    Participants' contributions........................    3,013,996     305,207
                                                        ------------ -----------
      Total receivables................................    7,371,726   1,695,855
                                                        ------------ -----------
      Total assets.....................................  308,503,298 101,588,875
Liabilities--excess contributions refundable...........      413,925       4,071
                                                        ------------ -----------
      Net assets available for plan benefits........... $308,089,373 101,584,804
                                                        ============ ===========


                See accompanying notes to financial statements.

                             GROUPMAC SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          Year ended December 31, 2000

Additions to net assets attributed to:
  Investment income (loss):
    Net realized and unrealized depreciation in fair value of
     investments................................................ $ (15,069,667)
    Interest and dividends......................................     1,952,003
                                                                 -------------
      Total investment income (loss)............................   (13,117,664)
  Contributions:
    Employer's..................................................     9,181,336
    Participants'...............................................    16,295,163
    Rollovers...................................................     1,046,241
                                                                 -------------
      Total contributions.......................................    26,522,740
  Transferred assets from other plans...........................   199,253,567
  Loan principal transferred....................................     4,123,206
                                                                 -------------
      Total assets transferred..................................   203,376,773
                                                                 -------------
      Total additions...........................................   216,781,849
                                                                 -------------
Deductions from net assets attributed to:
  Benefits paid to participants.................................    10,165,572
  Administrative expenses.......................................       111,708
                                                                 -------------
      Total deductions..........................................    10,277,280
                                                                 -------------
      Net increase in net assets available for plan benefits....   206,504,569
Net assets available for plan benefits:
  Beginning of year.............................................   101,584,804
                                                                 -------------
  End of year................................................... $ 308,089,373
                                                                 =============


                See accompanying notes to financial statements.

                             GROUPMAC SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

(1) Description of Plan

   The following description of the GroupMAC Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

 (a) General

   Encompass Services Corporation (formerly known as Group Maintenance America Corp.) (the Company) adopted the GroupMAC Savings Plan on January 1, 1999. The Plan is a defined contribution plan for which contributions may be made by the Company and participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Several of the Company's subsidiaries previously maintained other qualified profit sharing and 401(k) plans, which were merged into the Plan during 2000 and 1999. On December 29, 2000 all of the assets of the Building One Employee Savings 401(k) Plan (the Building One Plan) were transferred to the Plan effective as of January 1, 2001. Effective January 1, 2001 the Plan was amended and the name was changed to the Encompass 401(k) Savings and Retirement Plan (the Encompass Plan) and the Building One Plan was merged into the Encompass Plan.

 (b) Eligibility

   All hourly and salaried active employees over the age of 18 are eligible to participate in the Plan after 90 days of service, or one year for employees not regularly scheduled to work at least 30 hours per week. The Plan does not allow for labor union members to participate unless their collective bargaining agreement (or contract) provides for coverage under this Plan.

 (c) Contributions

   Participants of the Plan may contribute, on a tax-deferred basis, up to 15% of their compensation (as defined by the Plan document), subject to certain limitations under the Internal Revenue Code ($10,500 per participant in 2000). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company match varies for each participating subsidiary (refer to the Plan document for more complete information). The Company may make profit sharing contributions to the Plan in amounts determined by the Company; amounts may vary based on each participating subsidiary.

 (d) Participant Accounts

   Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching and discretionary contribution and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

 (e) Vesting

   Participants are immediately vested in their contributions plus actual earnings thereon. A participant is 100% vested in the Company's matching and profit sharing contribution portion of their accounts plus actual earnings thereon after completing one year of service, as defined in the Plan document. Additionally, participants will fully vest upon reaching the normal retirement age, or becoming permanently disabled.

 (f) Investment Options

   Upon enrollment in the Plan, a participant may direct contributions into various investment options offered by the Plan. The Plan currently offers 15 pooled separate accounts, a Guaranteed Income Fund and Encompass

                             GROUPMAC SAVINGS PLAN

Services Corporation common stock. Prior to January 2000, participants were also able to direct contributions into CIGNA Direct, a self-directed brokerage account. However, additional contributions into CIGNA Direct were suspended as of January 2000. Participants may change their investment options at any time.

 (g) Participant Loans Receivable

   Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of (a) $50,000 minus the highest outstanding balance of their total Plan loans during the past 12 months, or (b) 50% of their vested account balance. Loan transactions are treated as a transfer to
(from) the investment fund from (to) the participant loans receivable fund. Loans are due within five years or up to 15 years if used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable and fair rate based on the prevailing rates charged by reputable financial institutions. Principal and interest are paid at least quarterly.

 (h) Payment of Benefits

   On termination of service due to death, disability or retirement, a participant or his or her beneficiary may elect to receive their vested interest in his or her account by (a) a lump-sum in cash or stock of the Company if applicable, (b) a rollover to another qualified distributee, or (c) a combination of the above. Upon determination of financial hardship, as defined by the Plan document, participants may withdraw the vested amount of their contributions and the employer matching and discretionary contributions subject to certain restrictions.

 (i) Forfeited Accounts

   At December 31, 2000 and 1999, forfeited nonvested accounts totaled $200,301 and $62,018. Of the amounts $38,619 and $49,295, respectively, were used by the Company to pay Plan expenses, and $161,682 and $12,723, respectively, were used to reduce employer contributions.

(2) Summary of Significant Accounting Policies

 (a) Basis of Accounting

   The financial statements of the Plan are prepared under the accrual method of accounting.

 (b) Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Plan's financial statements and the reported amounts of changes in Plan net assets during the reporting period. Actual results could differ from those estimates.

 (c) Investments Valuation and Income Recognition

   The Plan's investments are stated at fair value, based primarily on the quoted market values of the underlying securities. The Plan's Guaranteed Income Fund is stated at contract value, which approximates fair value. The Company's common stock is valued at its quoted market price. Participant loans receivable are valued at cost, which approximates fair value.

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                             GROUPMAC SAVINGS PLAN

 (d) Payment of Benefits

   Benefits are recorded when paid.

(3) Investments

   In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs are not presented in the Plan's financial statements.

   As of December 31, 2000 and 1999, the following investments were in excess of 5% of net assets available for plan benefits:

                                                            2000        1999
                                                         ----------- ----------
   CIGNA Charter Guaranteed Income Fund................. $68,963,001 16,734,756
   INVESCO Dynamics Account.............................  39,382,110 18,074,903
   Janus Worldwide Account..............................  30,465,396 15,666,625
   Putnam Charter Large Company Stock-- Growth Fund.....  57,593,609 23,628,203
   CIGNA Charter Growth & Income Fund...................  26,517,001 11,405,634
   CIGNA Lifetime 40....................................  17,692,299    550,163
                                                         =========== ==========

   During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $15,069,667 as follows:

      Pooled separate accounts................................... $(13,522,863)
      Common stock...............................................     (785,858)
      Self-directed accounts.....................................     (760,946)
                                                                  ------------
                                                                  $(15,069,667)
                                                                  ============

(4) Investment Contract with Insurance Company

   The Guaranteed Income Fund is classified as an unallocated insurance contract, not a guaranteed investment contract. This fund is considered a Declared Rate Fund and offers a full guarantee of principal and interest. Interest rates are declared in advance and guaranteed for six-month periods (January 1 through June 30 and July 1 through December 31). CIGNA's Guaranteed Income funds do not have maturity dates or penalties for early withdrawals. CIGNA values the Guaranteed Income fund at contract value, which best approximates fair value.

(5) Tax Status

   The Plan has not filed for a tax determination letter with the Internal Revenue Service. The Plan will file for a tax determination letter on or before December 31, 2001. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

                             GROUPMAC SAVINGS PLAN

(6) Related Party Transactions

   The Plan engages in transactions involving the acquisition or disposition of units of participation in funds managed by CG Trust, the trustee of the Plan (the Trustee). Therefore, these transactions qualify as parties-in-interest. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code.

(7) Plan Termination

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be entitled to receive payment of their vested account balances.

(8) Reportable Transaction

   During the year ended December 31, 2000, the Company remitted some participant contributions to the Trustee over a time period that exceeded 15 business days past the end of the month in which the contributions were withheld. The Company provided to the Plan additional contributions, including interest, of $9,741 and has recorded an employer receivable of $1,508 to correct these delayed payments.

(9) Reconciliation of Financial Statements to Form 5500

   The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                   December 31,  December 31
                                                       2000         1999
                                                   ------------  -----------
   Net assets available for plan benefits per the
    financial statements.......................... $308,089,373  101,584,804
   Accrued benefit payments.......................       (8,859)      (5,539)
                                                   ------------  -----------
   Net assets available for plan benefits per the
    Form 5500..................................... $308,080,514  101,579,265
                                                   ============  ===========

   The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                  Year ended
                                                                   December
                                                                      31,
                                                                     2000
                                                                  -----------
      Benefits paid to participants per the financial
       statements................................................ $10,165,572
      Accrued benefit payments, end of year......................       8,859
                                                                  -----------
      Benefits paid to participants per the Form 5500............ $10,174,431
                                                                  ===========

                             GROUPMAC SAVINGS PLAN

         Schedule H, Line 4i--Schedule of Assets (Held at End of Year)
                               December 31, 2000

Identity of issue, borrower,                                                                 Current
  lessor or similar party                      Description of investment                      value
----------------------------  ------------------------------------------------------------ -----------
*
 Connecticut
 General
 Life
 Insurance                    CIGNA Charter Guaranteed Income Fund                         $68,963,001
*
 Connecticut
 General
 Life
 Insurance                    INVESCO Dynamics Account                                      39,382,110
*
 Connecticut
 General
 Life
 Insurance                    Janus Worldwide Account                                       30,465,396
*
 Connecticut
 General
 Life
 Insurance                    CIGNA Lifetime 20                                              3,797,132
*
 Connecticut
 General
 Life
 Insurance                    CIGNA Lifetime 30                                              5,287,284
*
 Connecticut
 General
 Life
 Insurance                    CIGNA Lifetime 40                                             17,692,299
*
 Connecticut
 General
 Life
 Insurance                    CIGNA Lifetime 50                                              2,859,050
*
 Connecticut
 General
 Life
 Insurance                    CIGNA Lifetime 60                                                588,332
*
 Connecticut
 General
 Life
 Insurance                    Putnam Charter Large Company Stock--Growth Fund               57,593,609
*
 Connecticut
 General
 Life
 Insurance                    CIGNA Charter Growth & Income Fund                            26,517,001
*
 Connecticut
 General
 Life
 Insurance                    Fiserve Securities Inc. Interest Bearing Cash                    203,163
*
 Connecticut
 General
 Life
 Insurance                    Globalstar Telecommunications--Common Stock                          317
*
 Connecticut
 General
 Life
 Insurance                    AIM Large Cap Growth Fund--Valuation of Int. Investment            3,129
*
 Connecticut
 General
 Life
 Insurance                    AT&T Corp--Common Stock                                            4,692
*
 Connecticut
 General
 Life
 Insurance                    Advanced Digital Information--Common Stock                         4,600
*
 Connecticut
 General
 Life
 Insurance                    American Online--Common Stock                                     22,620
*
 Connecticut
 General
 Life
 Insurance                    American Century Target--Valuation of Int. Investment              2,975
*
 Connecticut
 General
 Life
 Insurance                    American Century Equity Gro--Valuation of Int. Investment         38,433
*
 Connecticut
 General
 Life
 Insurance                    American Century Utilities--Valuation of Int. Investment           5,397
*
 Connecticut
 General
 Life
 Insurance                    American Century Ultra Fund--Valuation of Int. Investment          4,158
*
 Connecticut
 General
 Life
 Insurance                    American Century International--Valuation of Int. Investment       9,321
*
 Connecticut
 General
 Life
 Insurance                    At Home Corp--Common Stock                                         3,540
*
 Connecticut
 General
 Life
 Insurance                    Avaya Inc--Common Stock                                            2,970
*
 Connecticut
 General
 Life
 Insurance                    Berger New Generation Fund--Valuation of Int. Investment          20,042
*
 Connecticut
 General
 Life
 Insurance                    Berkshire Hathaway Inc--Common Stock                              25,894
*
 Connecticut
 General
 Life
 Insurance                    Cendant Corp--Common Stock                                         2,406
*
 Connecticut
 General
 Life
 Insurance                    Ciena Corp--Common Stock                                           6,175

Identity of issue, borrower,                                                               Current
  lessor or similar party                      Description of investment                    value
----------------------------  ------------------------------------------------------------ -------
*
 Connecticut
 General
 Life
 Insurance                    Circuit City Stores Inc--Common Stock                         2,300
*
 Connecticut
 General
 Life
 Insurance                    Cisco Systems Inc--Common Stock                              35,687
*
 Connecticut
 General
 Life
 Insurance                    Citizens Emerging Growth Fund--Valuation of Int. Investment   4,145
*
 Connecticut
 General
 Life
 Insurance                    Danka Business Systems Plc--Common Stock                      3,440
*
 Connecticut
 General
 Life
 Insurance                    Dell Computer Inc--Common Stock                               1,744
*
 Connecticut
 General
 Life
 Insurance                    Diamond Tr Unit Ser I--Common Stock                          10,678
*
 Connecticut
 General
 Life
 Insurance                    Domini Social Equity Fund--Valuation of Int. Investment       6,316
*
 Connecticut
 General
 Life
 Insurance                    Dreyfus Premier Worldwide--Valuation of Int. Investment       4,579
*
 Connecticut
 General
 Life
 Insurance                    Dreyfus Founders Discovery--Valuation of Int. Investment     12,830
*
 Connecticut
 General
 Life
 Insurance                    EMC Corp Mass--Common Stock                                   6,650
*
 Connecticut
 General
 Life
 Insurance                    Eaton Vance Worldwide Heal--Valuation of Int. Investment      6,381
*
 Connecticut
 General
 Life
 Insurance                    Emulux Corp. Com New--Common Stock                            6,395
*
 Connecticut
 General
 Life
 Insurance                    Enterprise Internet Fund--Valuation of Int. Investment       11,159
*
 Connecticut
 General
 Life
 Insurance                    Ericsson L M Tel Co--Common Stock                             8,950
*
 Connecticut
 General
 Life
 Insurance                    Federated International Equity--Valuation of Int. Investment  7,597
*
 Connecticut
 General
 Life
 Insurance                    Federated High Yield Trust--Valuation of Int. Invest.         9,003
*
 Connecticut
 General
 Life
 Insurance                    Fidelity Asset Manager Growth--Valuation of Int. Invest.      9,748
*
 Connecticut
 General
 Life
 Insurance                    First American Technology Fund--Valuation of Int. Investment  8,311
*
 Connecticut
 General
 Life
 Insurance                    Gabelli Global--Valuation of Int. Investment                 19,790
*
 Connecticut
 General
 Life
 Insurance                    Gabelli Global Growth Fund--Valuation of Int. Investment     22,266
*
 Connecticut
 General
 Life
 Insurance                    Gabelli Growth Fund--Valuation of Int. Investment            58,057
*
 Connecticut
 General
 Life
 Insurance                    General Electric Company--Common Stock                        7,191
*
 Connecticut
 General
 Life
 Insurance                    Harbor Captial Appreciation--Valuation of Int. Investment    45,502
*
 Connecticut
 General
 Life
 Insurance                    Hewlett-Packard Incorporated--Common Stock                    9,469
*
 Connecticut
 General
 Life
 Insurance                    ICN Pharmaceuticals Inc New--Common Stock                     3,069
*
 Connecticut
 General
 Life
 Insurance                    Intel Corporation--Common Stock                              32,648
*
 Connecticut
 General
 Life
 Insurance                    Intl Business Machs Corp--Common Stock                       25,500
*
 Connecticut
 General
 Life
 Insurance                    Invesco Small Company Growth--Valuation of Int Investment    29,568
*
 Connecticut
 General
 Life
 Insurance                    Invesco Leisure Fund--Valuation of Int. Fund                  9,446
*
 Connecticut
 General
 Life
 Insurance                    Invesco Technology Fund--Valuation of Int. Investment        12,628

Identity of issue, borrower,                                                               Current
  lessor or similar party                      Description of investment                    value
----------------------------  ------------------------------------------------------------ -------
*
 Connecticut
 General
 Life
 Insurance                    Invesco Telecommunications--Valuation of Int. Investment      12,827
*
 Connecticut
 General
 Life
 Insurance                    Investec China & Hong Kong--Valuation of Int. Investment       4,721
*
 Connecticut
 General
 Life
 Insurance                    JDS Uniphase Corp--Common Stock                                2,293
*
 Connecticut
 General
 Life
 Insurance                    Janus Growth & Income Fund--Valuation of Int. Investment      56,742
*
 Connecticut
 General
 Life
 Insurance                    Janus Twenty Fund--Valuation of Int. Investment                3,635
*
 Connecticut
 General
 Life
 Insurance                    Janus Flexible Income Fund--Valuation of Int. Investment       2,640
*
 Connecticut
 General
 Life
 Insurance                    Janus Strategic Value Fund--Valuation of Int. Investment      20,441
*
 Connecticut
 General
 Life
 Insurance                    Janus Global Technology Fund--Valuation of Int. Investment    44,608
*
 Connecticut
 General
 Life
 Insurance                    Janus Global Life Sciences--Valuation of Int. Investment     108,492
*
 Connecticut
 General
 Life
 Insurance                    Janus Special Situations Fund--Valuation of Int. Investment   27,426
*
 Connecticut
 General
 Life
 Insurance                    Janus Equity Income Fund--Valuation of Int. Investment        28,057
*
 Connecticut
 General
 Life
 Insurance                    Janus Olympus Fund--Valuation of Int. Investment             168,372
*
 Connecticut
 General
 Life
 Insurance                    Janus High Yield Fund--Valuation of Int. Investment           32,236
*
 Connecticut
 General
 Life
 Insurance                    Janus Enterprise Fund--Valuation of Int. Investment           49,434
*
 Connecticut
 General
 Life
 Insurance                    Janus Mercury Fund--Valuation of Int. Investment             197,930
*
 Connecticut
 General
 Life
 Insurance                    Kaufmann Fund--Valuation of Int. Investment                    6,625
*
 Connecticut
 General
 Life
 Insurance                    LSI Logic Corporation--Common Stock                            1,025
*
 Connecticut
 General
 Life
 Insurance                    Lenox Polymers Ltd--Common Stock                              46,500
*
 Connecticut
 General
 Life
 Insurance                    Loomis Sayles International--Valuation of Int. Investment      7,800
*
 Connecticut
 General
 Life
 Insurance                    Lucent Technologies Inc                                       14,513
*
 Connecticut
 General
 Life
 Insurance                    Old Mainstay Inst Srvc Indexe--Valuation of Int. Investment    4,244
*
 Connecticut
 General
 Life
 Insurance                    Managers Capital Appreciation--Valuation of Int. Investment   88,383
*
 Connecticut
 General
 Life
 Insurance                    Marisco Focus Fund--Valuation of Int. Investment              41,402
*
 Connecticut
 General
 Life
 Insurance                    Marisco Growth and Income Fund--Valuation of Int. Investment     632
*
 Connecticut
 General
 Life
 Insurance                    Marisco 21st Century Fund--Valuation of Int. Investment        7,749
*
 Connecticut
 General
 Life
 Insurance                    Merck & Company Inc--Common Stock                              4,681
*
 Connecticut
 General
 Life
 Insurance                    Microsoft Corp                                                33,659
*
 Connecticut
 General
 Life
 Insurance                    Munder Framlington--Valuation of Int. Investment               5,885
*
 Connecticut
 General
 Life
 Insurance                    Munder Net Fund Class A--Valuation of Int. Investment          8,493
*
 Connecticut
 General
 Life
 Insurance                    NASDAQ 100 TR Unit Ser 1--Common Stock                         2,919

Identity of issue, borrower,                                                              Current
  lessor or similar party                      Description of investment                   value
----------------------------  ----------------------------------------------------------- -------
*
 Connecticut
 General
 Life
 Insurance                    Navallier Aggressive Growth--Valuation of Int. Investment   12,270
*
 Connecticut
 General
 Life
 Insurance                    Neuberger & Berman Partners--Valuation of Int. Investment   25,883
*
 Connecticut
 General
 Life
 Insurance                    Nokia Corp Sponsored ADR--Common Stock                      33,278
*
 Connecticut
 General
 Life
 Insurance                    Pim Oak Aggressive Stock Fund--Valuation of Int. Investment  2,044
*
 Connecticut
 General
 Life
 Insurance                    Oracle Corp                                                  5,813
*
 Connecticut
 General
 Life
 Insurance                    Owens Corning                                                  407
*
 Connecticut
 General
 Life
 Insurance                    PBHG Select Equity Fund--Valuation of Int. Investment       15,537
*
 Connecticut
 General
 Life
 Insurance                    PBHG New Opportunities--Valuation of Int. Investment        15,518
*
 Connecticut
 General
 Life
 Insurance                    PBHG Technology And--Valuation of Int. Inveswtment          10,231
*
 Connecticut
 General
 Life
 Insurance                    PBHG Large CAP 20 Fund--Valuation of Int. Investment         6,533
*
 Connecticut
 General
 Life
 Insurance                    PBHG Core Growth Fund--Valuation of Int. Investgment        15,227
*
 Connecticut
 General
 Life
 Insurance                    PANJA Inc--Common Stock                                      1,597
*
 Connecticut
 General
 Life
 Insurance                    Pilgrim GNMA Income Fund--Valuation of Int. Investment       2,718
*
 Connecticut
 General
 Life
 Insurance                    RS Emerging Growth Fund--Valuation of Int. Investment       50,279
*
 Connecticut
 General
 Life
 Insurance                    RS Diversified Growth Fund--Valuation of Int. Investment    11,654
*
 Connecticut
 General
 Life
 Insurance                    RS Internet Age Fund--Valuation of Int. Investment           9,410
*
 Connecticut
 General
 Life
 Insurance                    RS Microcap Growth Fund--Valuation of Int. Investment        1,754
*
 Connecticut
 General
 Life
 Insurance                    RF Micro Devices Inc--Common Stock                          42,694
*
 Connecticut
 General
 Life
 Insurance                    Red Hat Inc.--Corporate Stock                                  225
*
 Connecticut
 General
 Life
 Insurance                    Redback Networks Inc--Common Stock                          13,325
*
 Connecticut
 General
 Life
 Insurance                    T. Rowe Price Dividend Growth--Valuation of Int. Investment 18,392
*
 Connecticut
 General
 Life
 Insurance                    T. Rowe Price International--Valuation of Int. Investment    3,891
*
 Connecticut
 General
 Life
 Insurance                    Siebel Systems Inc--Common Stock                             5,275
*
 Connecticut
 General
 Life
 Insurance                    Sovereign Bancorp Inc.--Common Stock                        32,500
*
 Connecticut
 General
 Life
 Insurance                    Strong Corporate Bond Fund--Valuation of Int. Investment    10,722
*
 Connecticut
 General
 Life
 Insurance                    Strong Growth Fund--Valuation of Int. Investment            10,231
*
 Connecticut
 General
 Life
 Insurance                    Strong Growth 20 Fund--Valuation of Int. Investment         33,778
*
 Connecticut
 General
 Life
 Insurance                    Strong Advantage Fund--Valuation of Int. Investment         22,408
*
 Connecticut
 General
 Life
 Insurance                    Sun Microsystems Inc--Common Stock                           8,363
*
 Connecticut
 General
 Life
 Insurance                    Susquehanna Bancshares Inc P--Common Stock                  16,500

Identity of issue, borrower,                                                                Current
  lessor or similar party                      Description of investment                     value
----------------------------  ----------------------------------------------------------- ------------
* Connecticut
 General Life
 Insurance                    Texas Instruments Inc--Common Stock                                4,501
* Connecticut
 General Life
 Insurance                    Third Avenue Value Fund--Valuation of Int. Investment              5,308
* Connecticut
 General Life
 Insurance                    Van Wagoner Mid-Cap Fund--Valuation of Int. Investment             6,124
* Connecticut
 General Life
 Insurance                    Vanguard Index Trust S & P--Valuation of Int. Investment           2,530
* Connecticut
 General Life
 Insurance                    Vertical Computer Systems Inc.--Common Stock                         270
* Connecticut
 General Life
 Insurance                    Warburg Pincus Japan Growth--Valuation of Int. Investment         19,019
* Connecticut
 General Life
 Insurance                    Old Warburg Pincus Japan SMA--Valuation of Int. Investment         1,128
* Connecticut
 General Life
 Insurance                    Warburg Pincus Global--Valuation of Int. Investment               16,278
* Connecticut
 General Life
 Insurance                    Wasatch Small Cap Growth Fund--Valuation of Int. Investment       13,556
* Connecticut
 General Life
 Insurance                    Williams Companies--Common Stock                                   3,994
* Connecticut
 General Life
 Insurance                    WorldCom Inc. GA New--Common Stock                                11,461
* Connecticut
 General Life
 Insurance                    Wyndham Intl Class A--Common Stock                                   525
* Connecticut
 General Life
 Insurance                    Xerox Corp--Common Stock                                           2,313
National
 Financial
 Services
 Corp.                        Encompass Services Corporation common stock                    6,393,347
* Connecticut
 General Life
 Insurance                    Levin Charter Large Company Stock Value I                        124,740
* Connecticut
 General Life
 Insurance                    INVESCO Tech Account--Investment Shares                          143,902
* Connecticut
 General Life
 Insurance                    CIGNA Charter Large Company Stock Index Fund                   9,163,507
* Connecticut
 General Life
 Insurance                    Berger Charter Small Company Stock Value I                     3,142,078
* Connecticut
 General Life
 Insurance                    Timesquare Charter Small Company Stock Growth Fund             9,732,489
* Connecticut
 General Life
 Insurance                    State Street Global Advance Interim Bond Fund                  8,156,081
* Lincoln
 National
 Life
 Insurance                    Tri-City Stable                                                1,220,304
* Lincoln
 National
 Life
 Insurance                    Regency Stable                                                   377,761
*
 Participants                 Outstanding loans (bearing interest rates between              7,181,446
                                                                                          ------------
                              7.0% to 11.0%)                                              $301,131,572
                                                                                          ============

--------
*  Indicates party-in-interest transactions

                 See accompanying independent auditors' report.

                             GROUPMAC SAVINGS PLAN

                 Line 4j - Schedule of Reportable Transactions
                               December 31, 2000

 Transaction                                              Additional interest
   number       Description of prohibited transaction      paid by employer
 ----------- ------------------------------------------   -------------------
 (I)         The Company remitted participant                   $11,249
             contributions to the Trustee over a time
             period that exceeded 15 business days past
             the end of the month in which the
             contributions were withheld.



                 See accompanying independent auditors' report.

                                   SIGNATURE

   Pursuant to the requirements of the Securities Exchange Act of 1934, the GroupMAC Savings Plan Committee, the administrator of the GroupMAC Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                  GROUPMAC SAVINGS PLAN

                                      /s/ Gray H. Muzzy
                                  By: _________________________________________
                                  Name: Gray H. Muzzy
                                  Title: Member, GroupMAC Savings Plan
                                         Committee

Date: June 29, 2001